UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Provention Bio, Inc.

(Name of Subject Company (Issuer))

ZEST ACQUISITION SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74374N102

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Provention Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $25.00 per Share (the “Offer Price”) to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of March 12, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Provention Bio, Inc., a Delaware corporation. The Company’s principal executive offices are located at 55 Broad Street, 2nd Floor, Red Bank, NJ 07701. The Company’s telephone number is (908) 336-0360.

(b) This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of the close of business on March 17, 2023 (the most recent practicable date) 94,705,874 Shares were issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for Shares in the principal market in which the Shares are traded are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser, Parent and Aventis. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (x), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) and (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 7 – “Certain Information Concerning the Company”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 6 – “Price Range of Shares; Dividends on the Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9 – “Source and Amount of Funds”

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 24, 2023.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the New York Times, dated March 24, 2023.*

(a)(5)(A)	Joint press release of Sanofi and Provention Bio, Inc. dated March 13, 2023 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on March 13, 2023).

(a)(5)(B)	Sanofi letter to Provention Bio, Inc. employees, first made available on March 16, 2023 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on March 17, 2023).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2023, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to Provention Bio’s Form 8-K (File No. 001-38552), filed March 13, 2023).

(d)(2)	Confidentiality Agreement between the Company and Parent dated as of February 11, 2022.*

(d)(3)	First Amendment to the Confidentiality Agreement between the Company and Parent dated as of December 7, 2022.*

(d)(4)	Confidentiality Agreement between the Company and Parent dated as of February 26, 2023.*

(d)(5)	Co-Promotion Agreement, dated as of October 4, 2022, by and between Genzyme Corporation and Provention Bio, Inc. (incorporated herein by reference to Exhibit 10.1 to Provention Bio’s Current Report on Form 8-K/A (File No. 001-38552), filed March 24, 2023).

(d)(6)	Securities Purchase Agreement, dated as of October 4, 2022, by and between Sanofi and Provention Bio, Inc. (incorporated herein by reference to Exhibit 10.2 to Provention Bio’s Current Report on Form 8-K/A (File No. 001-38552), filed March 24, 2023).

(d)(7)	Exclusivity Agreement between the Company and Parent dated as of February 26, 2023.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023

Zest Acquisition Sub, Inc.

By:	/s/ Michael J. Tolpa
Name: Michael J. Tolpa
Title: President

Sanofi

By:	/s/ Roy Papatheodorou
Name: Roy Papatheodorou
Title: Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity

Aventis Inc.

By:	/s/ Jamie Haney
Name: Jamie Haney
Title: Vice President